    Exhibit (a)(1)(viii)

This announcement is not an offer to purchase or a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated May 15, 2008 and the related Letter of Transmittal and any amendments or supplements thereto and, other than as described in the following sentence, is being made to all holders of Shares. The Offer is not being made to, and tenders will not be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction or any administrative or judicial action pursuant thereto. However, the Purchaser (as defined below) may, in its discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdictions. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser, or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Moldflow Corporation

at

$22.00 Net Per Share

by

Switch Acquisition Corporation

a wholly-owned subsidiary of

Autodesk, Inc.

Switch Acquisition Corporation, a Delaware corporation (the “Purchaser”) and wholly-owned subsidiary of Autodesk, Inc., a Delaware corporation (“Autodesk”), is offering to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Moldflow Corporation, a Delaware corporation ( “Moldflow”), at $22.00 per Share (the “Offer Price”), net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 15, 2008 (which, together with any amendments or supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto and the Offer to Purchase, collectively constitute the “Offer”).

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, JUNE 12, 2008, UNLESS THE OFFER IS EXTENDED PURSUANT TO THE AGREEMENT AND PLAN OF MERGER, DATED MAY 1, 2008, BY AND AMONG THE PURCHASER, AUTODESK AND MOLDFLOW (AS IT MAY BE AMENDED FROM TIME TO TIME, THE “MERGER AGREEMENT”).

The purpose of the Offer is to acquire control of, and the entire equity interest in, Moldflow. Pursuant to the Merger Agreement, as soon as practicable after consummation of the Offer and subject to the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into Moldflow, and Moldflow will become a wholly-owned subsidiary of Autodesk (the “Merger”).

The Board of Directors of Moldflow has unanimously (i) determined and declared that the Merger Agreement, the Offer and the Merger, and the other transactions contemplated by the Merger Agreement are advisable, and in the best interest of Moldflow and its stockholders, (ii) approved the Offer and the Merger in accordance with the Delaware General Corporation Law, (iii) approved the Merger Agreement and (iv) recommended that Moldflow’s stockholders accept the Offer, tender their Shares into the Offer, approve the Merger and adopt the Merger Agreement.

The Offer is conditioned upon, among other things: (a) the condition (the “Minimum Condition”) that, prior to the expiration date of the Offer (as it may be extended from time to time), there be validly tendered in accordance with the terms of the Offer and not withdrawn a number of Shares that, together with any Shares then owned by Autodesk or the Purchaser, represents at least a majority of: (i) all outstanding Shares, plus (ii) all of the outstanding Shares issuable upon the exercise of all then outstanding Moldflow options that are vested and exercisable as of the expiration date of the Offer or that would be vested and exercisable at any time within 90 calendar days following the expiration date of the Offer assuming that the holder of such Moldflow options satisfies the vesting conditions applicable thereto (and after giving effect to the acceleration of any vesting that may occur as a result of the Offer), plus (iii) all Shares issuable upon the exercise, conversion or exchange of any then outstanding securities (other than Moldflow options) that are exercisable or convertible into, or exchangeable for, Shares at any time within 90 calendar days following the expiration date of the Offer; (b) (i) the expiration or termination of any waiting period (and extensions thereof) applicable to the Offer, the Merger and the other transactions contemplated by the Merger Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and receipt of any other antitrust, competition or merger control or regulatory consents that Autodesk reasonably determines in good faith to be necessary or appropriate to consummate the transactions contemplated by the Merger Agreement, in any such case on terms that do not involve certain adverse regulatory conditions described in the Merger Agreement, and (ii) receipt of governmental clearances, consents, approvals, orders and authorizations that Autodesk reasonably determines in good faith to be necessary or appropriate to consummate the Offer, the Merger or the other transactions contemplated by the Merger Agreement, in any such case on terms that do not involve certain adverse regulatory conditions described in the Merger Agreement; (c) the absence of any governmental orders or any laws that would prohibit or prevent the Offer or the Merger; (d) the absence of any governmental proceedings that would, among other things, prohibit or prevent the Offer or the Merger; and (e) the absence of any material adverse change in Moldflow.

If any of these conditions is not satisfied at or prior to the scheduled expiration of the Offer, the Purchaser (a) will not be required to accept for payment or, subject to any applicable rules and regulations of the Securities and Exchange Commission (the “SEC”), pay for Shares that are tendered in the Offer, and (b) may delay the acceptance for payment of or, subject to any applicable rules and regulations of the SEC, the payment for, any Shares that are tendered in the Offer. Autodesk or the Purchaser may waive any of the conditions to the Offer without the prior consent of Moldflow, except for the Minimum Condition described in clause (a) of the preceding paragraph. The Offer is not subject to any financing conditions or arrangements. If any condition to the Offer is not satisfied, the Purchaser may extend the Offer for one or more periods of ten business days each to permit the satisfaction of the conditions to the Offer. The Purchaser is required to extend the Offer under certain circumstances set forth in the Merger Agreement, including for any period as may be required by applicable rules and regulations of the Securities and Exchange Commission or the Nasdaq Global Select Market, but the Purchaser is not required under the Merger Agreement to extend the Offer beyond July 31, 2008 (subject to extension to October 29, 2008 under certain circumstances). Any extension of the Offer will be followed by a public announcement of such extension no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled expiration date.

After the expiration of the Offer and the payment for all Shares tendered in the Offer, the Purchaser may (but is not committing to) provide for a subsequent offering period of between three (3) and twenty (20) business days to permit additional tenders of Shares. No withdrawal rights apply to Shares tendered in a subsequent offering period, and no withdrawal rights apply during a subsequent offering period with respect to Shares previously tendered in the Offer and accepted for payment.

For purposes of the Offer, the Purchaser shall be deemed to have accepted for payment tendered Shares when, as and if the Purchaser gives oral or written notice to Computershare Trust Company N.A. (the “Depositary”) of the Purchaser’s acceptance for payment of Shares tendered in the Offer. Payment for the Shares accepted pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company), (b) a properly completed and duly executed Letter of Transmittal, and (c) any other required documents.

Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the expiration of the Offer. Thereafter, such tenders are irrevocable, except that they may be withdrawn after July 14, 2008 unless such Shares have been accepted for payment as provided in the Offer to Purchase; provided, however, that there will be no withdrawal rights during any subsequent offering period. For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name in which the certificates representing such Shares are registered, if different from that of the person who tendered the Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution (as defined in the Offer to Purchase), the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer, any notice of withdrawal also must specify the name and number of the account at The Depository Trust Company to be credited with the withdrawn Shares.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and the related Letter of Transmittal and is incorporated herein by reference.

The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the related Letter of Transmittal contain important information. Stockholders should carefully read these documents in their entirety before any decision is made with respect to the Offer.

Any questions or requests for assistance may be directed to the Information Agent at the telephone number and address set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and other tender offer materials may be directed to the Information Agent as set forth below, and copies will be furnished promptly at the Purchaser’s expense. Stockholders also may contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer. To confirm delivery of Shares, stockholders are directed to contact the Information Agent at the number below.

The Information Agent for the Offer is:

199 Water Street, 26th Floor

New York, NY 10038

Banks and Brokerage Firms, Please Call: (212) 440-9800

All Others Call Toll Free: (877) 278-9677

May 15, 2008